Exhibit 3.68
SIG BEVERAGES BRASIL LTDA.
CNPJ/MF No. 57.866.238/0001-11
NIRE 35.216.344.513
23rd AMENDMENT TO THE ARTICLES OF ASSOCIATION
By this instrument,
SIG EURO HOLDING AG & CO KGaA (former SIG PLASTICS HOLDING GmbH), a company incorporated and existing under the laws of Germany, with head offices at Weilheimerstrasse 5, at Waldshut-Tiengen, Germany, herein represented by its attorney-in-fact, Edimara Iansen Wieczorek, a Brazilian citizen, lawyer, enrolled with the Brazilian Bar Association, Section of São Paulo (OAB-SP), under No. 193216-A, bearer of identity card RG No. 3.079.670-5 (SSP-PR) and enrolled with the Individual Taxpayers’ Registry of the Ministry of Finance (“CPF/MF”) under No. 437.718.239-00, with business address in the City of Campinas, State of São Paulo, Brazil, at Av. Dr. José Bonifácio Coutinho Nogueira, 150, according to the power of attorney attached herein, and
SIG BEVERAGES GERMANY GmbH, a company incorporated and existing under the laws of Germany, with head offices in the City of Wadshut-Tiengen, Germany, at Weilheimer Strasse 5, 79761 Wadshul-Tiengen, herein represented by its attorney-in-fact, Edimara Iansen Wieczorek, particulars above, according to the power of attorney attached herein.
quotaholders representing the totality of the capital stock of SIG BEVERAGES BRASIL LTDA., a limited liability company with head offices in the City of São Paulo, State of São Paulo, at Rua Chedid Jafet, 222, B Tower, conjunto 42-A of Edifício Millenium Office Park, Vila Olímpia, Zip Code 04551065, enrolled with the Corporate Taxpayers’ Registry of the Ministry of Finance (“CNPJ/MF”) under No. 57.866.238/0001-11, with its incorporation documents registered before the Commercial Registry of the State of São Paulo (“Jucesp”) under NIRE 35.216.344.513, unanimously resolve to amend the company’s articles of association, according to the following:
I. CHANGE OF THE ADDRESS OF HEAD OFFICES
The address of head offices is changed from Rua Chedid Jafet, 222, B Tower, conjunto 42 ·A of Edifício Millenium Office Park, Vila Olímpia, Zip Code 04551-065, in the City of São Paulo, State of São Paulo, to Rua Funchal, 418, Edifício e-Tower, 14° floor, room 1, Vila Olímpia, Zip Code 04551-060, in the City of São Paulo, State of São Paulo.
II. CONSOLIDATION OF THE ARTICLES OF ASSOCIATION
Due to the modifications above, the quotaholders decide to consolidate the Articles of Association of the company, which shall henceforth read as follows:
“ARTICLES OF ASSOCIATION OF SIG BEVERAGES BRASIL LTDA
I- NAME, HEAD OFFICES, PURPOSE AND TERM
Section One — The corporate name of the Company is SIG BEVERAGES BRASIL LTDA. and it shall be governed by the present Articles of Association, by the provisions inserted in the chapter about limited liability companies of the Civil Code (Law 10,406/02), and on a subsidiary basis by the laws applicable to corporations (Law 6,404/76).
Section Two — The company has head offices and jurisdiction in the City of São Paulo, State of São Paulo, at Rua Funchal, 418, Edifício e-Tower, 14° floor, room 1, Vila Olímpia, Zip Code 04551-060.
First Paragraph — The Company may, by means of a resolution of quotaholders, open and close branches, agencies, offices and other establishments in any part of Brazilian territory or abroad, in accordance with the Articles of Association, establishing, in each case, the amount to be allocate from the Capital Stock.
Section Three — The corporate purpose of the company shall be:
a)	Manufacture and trade of machinery, industrial equipments and devices in general, especially for food, beverages, hygiene, cosmetics and cleaning chemical industries and other industries related to them;

b)	Import and export of parts and equipments in general;

c)	Providing technology and render of services related to the products mentioned in item ‘a’ above, including repair, maintenance and assembly in addition to operation and maintenance of third parties’ establishments;

d)	Representation of other companies, national or foreign, on behalf of third parties;

e)	Hold equity interest in the corporate capital of other companies, commercial or civil, as shareholder or quotaholder.
Section Four — The Company shall have an indefinite term of duration.
II — CAPITAL STOCK
Section Five — The capital stock, fully paid-up in Brazilian currency, assets and rights, is of one hundred and nine million, three hundred and twenty-seven thousand, four hundred and thirty-three Reais and ninety cents (R$109.327.433,90), divided into one billion, ninety-three million, two hundred and seventy-four thousand, three hundred and thirty-nine (1.093.274.339) quotas with a par value of ten cents of Real (R$0,10), distributed among the quotaholders as follows:

Quotaholder	Number of quotas	Value (R$)	Participation (%)
SIG Euro Holding AG & Co KGaA	1.093.274.329	109.327.432,90	99.99
SIG Beverages Germany GmbH	10	1,00	0.01

Total	1.093.274.339	109.327.433,90	100
First Paragraph — The liability of each of the quotaholders — in accordance with article 1,052 of the Law 10,406, dated as of January 10, 2002 — shall be limited to the value of their quotas, but all quotaholders shall be jointly and severally liable for fully paying-up the capital stock.
Second Paragraph — Each quota confers to its owner the right to one vote in the quotaholders’ decisions.
Third Paragraph — The totality of the quotas held by SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH are pledged in favor of The Bank of New York Mellon, acting in favor of the beneficiaries, pursuant to the terms and conditions of the Quota Pledge Agreement entered into by and among SIG Euro Holding AG & Co. KGaA, SIG Beverages Germany GmbH, SIG Beverages Brasil Ltda. and The Bank of New York Mellon on March 30, 2010.
Section Six — The capital increase as well as the disposal, assignment, transfer, pledge or encumbrance in any way of the quotas of the capital stock shall be expressly and unanimously approved by all quotaholders.
Sole Paragraph — Any disposal, assignment, transfer, pledge, encumbrance or sale executed in violation of the restrictions above shall be expressly lawfully null and void.

III — MANAGEMENT
Section Seven — The Company shall be managed by two (2) managers at most, who do not need to be quotaholders, shall be resident in Brazil and shall be invested with the powers of management in accordance with the provisions of this Articles of Association.
First Paragraph — The manager(s) shall remain in office for an indefinite term, but may, however, be replaced at any time by mutual agreement between the quotaholders.
Second Paragraph — Despite the name given to the position of the manager(s), he(they) may decide on the general interests of the company, subject to the legal restrictions and those contained in this Articles of Association.
Third Paragraph — The manager(s) is (are) released from giving guarantee and shall receive compensation to be established periodically by quotaholders representing the majority of the capital stock.
Section Eight — The Company is managed by Mr. FÉLIX COLAS MOREA, Brazilian citizen, married, business man, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Iguatemi, 192, 1st floor, bearer of identity card RG No. 2.605.061 (SSP/SP) and enrolled with the CPF/MF under No .049.584.388-15,; who occupies the position of Chief Executive Officer.
Sole Paragraph— The manager(s) appointed herein represent that is(are) not convicted of any crime that would prevent him(them) from carry out the management of the Company, pursuant to article 1,011 of Law 10,406, dated as of January 10, 2002.
General Duties of the Managers
Section Nine - The Chief Executive Officer and Executive Officer, when appointed, shall have the following powers and duties, according to sections twelve and thirteen below:

a)	the active and passive representation of the Company, in or out of court, and in its relations with third parties; and

b)	to sign any documents, agreements, acts, securities of any kind, warranties, checks, powers of attorney, including agreements for the sale, acquisition or disposal of real estate properties and assets, mortgage, pledge, and fixed assets.
Specific Responsibilities of the Chief Executive Officer
Section Ten — Subject to the restrictions of sections eleven and twelve below, the Chief Executive Officer of the company shall have, in addition to the rights and duties specified in section nine above, the following powers and duties:
a)	manage, supervision and coordination of all business and activities of the company, as well as perform any acts necessary or convenient for this purpose, assuming any obligations under scope of the powers granted by this Articles of Association;

b)	ensure that all decisions of the quotaholders are executed, as well as keep them informed of activities and operations of the company.
General Rules for the Representation of the Company
Section Eleven — The company shall be represented in accordance with the following rules:
a)	in the acts of routine and simple correspondence, representation before governmental agencies or in any administrative procedures, the Manager(s) or attorney-in-fact may act severally, within their duties, powers and responsibilities, as defined in this Articles of Association; and

b)	the “ad negotia” and “ad judicia” powers-of-attorneys shall be granted by any quotaholder or by the Manager severally.

c)	all powers-of-attorney shall be granted for a specific purposes, being forbidden the delegation of powers, and, shall be valid for a defined term, with the exception of the “ad judicia”

powers-of-attorney, which can be valid for a indeterminate term and can have its powers delegated.
d)	the “ad judicia” powers-of-attorney regarding labor suits which involve amounts, in Brazilian currency, equivalent to twenty-five thousand US dollars (US$25,000.00) may be granted by any Manager severally.
Sole Paragraph — Any and all acts carried out by the Manager or attorneys-in-fact, on behalf of the company, which are not related to the corporate purposes, such as the granting of collateral, sureties, endorsements and the use of the name of the company on behalf of any third parties, including the quotaholders (except if previously approved by the quotaholders), shall be expressly forbidden. Such acts shall be lawfully null and void and ineffective in relation to the company and its quotaholdes.
Section Twelve — The Chief Executive Officer is responsible to decide about questions and acts related to legal issues.
Acts subject to Prior Approval of Quotaholders
Section Thirteen — The following matters and acts of the Chief Executive Officer shall be previously approved, in writing, by the quotaholders, jointly or severally:
a)	Hiring and replacement of independent auditors;

b)	Approval of the company’s financial statements, annual, semiannual or shorter period;

c)	The performance of the following acts
(1) acquisition, disposal or encumbrance in any way of real estate property, as well as fixed assets whose individual value exceed the amount, in Brazilian currency, equivalent to twenty five thousand US dollars (US$25,000.00);

(2) sign documents or agreements, public or private, involving liabilities for the company, including the issuance of checks and securities of any kind, as well as disbursement of any funds in the excess amount of one million US dollars (US$1.000,000,00) per transaction, being not allowed its split;
(3) contracting of loans with third parties or the granting of loans of funds from the company, being established, however, that these limitations are not applicable to the granting of credit to company’s customers in the normal course of the company’s business;
(4) granting of sureties, pledge or other guarantees to third parties, except for transactions arising from the company’s corporate activities and strictly linked to the purpose of the company;
(5) the purchase and sale of equity interest in other companies, businesses or enterprises of any kind, civil or commercial, in Brazil or abroad, as a partner, quotaholder or shareholder;
(6) any corporate reorganization, merger, incorporation, spin-off or liquidation of the company;
(7) disposal of rights arising from intellectual property such as inventions, trademarks and patents.
Sole Paragraph — The prior approval by the quotaholders for the performance by the Manage(s) of the acts listed above may be given by letter or fax transmission.

IV — MEETINGS AND RESOLUTIONS OF QUOTAHOLDERS
Section Fourteen — The quotaholders shall meet whenever necessary upon the calling of any quotaholder or the Chief Executive Officer and all resolutions shall be taken unanimously by the quotaholders.
Sole Paragraph — The quotaholders may be represented in the meetings by duly appointed attorneys-in-fact. The quotaholders may also express their opinion or vote through letter or fax transmission.
Section Fifteen — Any resolutions of the quotaholders, including those related to amendment of this Articles of Association shall be taken by unanimous decision of the quotaholders.
V — FISCAL YEAR AND FINANCIAL STATEMENT
Clause Sixteen — The fiscal year shall end on December 31 of each year, at which time the financial statements required by law shall be drawn up.
Sole Paragraph — The verified profits, after amortization and legal deductions, shall be allocated as determined by quotaholders representing the majority of the capital stock.
VI — LIQUIDATION OF THE COMPANY
Clause Seventeen — The death, incapacity or judicial or amicable withdrawal of any individual quotaholder or withdrawal, dissolution, or bankruptcy of any quotaholder (legal entity) shall not cause the company to be dissolved, which shall continue with the remaining quotaholders, provided that the quotas of the deceased, disabled or withdrawing, extinguished or bankrupt quotaholder, shall be acquired by the majority quotaholder at par value and paid within three (3) months from the date of the event. In any event the remaining quotaholder must reorganize the company with third parties until the end of the ongoing fiscal year.

Section Eighteen — In the event of liquidation, subject to applicable law, the quotaholders representing the majority of the capital stock shall appoint one or more liquidators to manage the Company during liquidation and establish their compensation.
VII — APPLICABLE LAW AND JURISDICTION
Section Nineteen — Any omission hereunder shall be regulated pursuant to the applicable law, being elected the courts of the City of São Paulo to resolve any disputes in connection with the present articles of association”.
The quotaholders execute the present instrument in three (3) counterparts of equal content and form, before of two (2) undersigned witnesses.
São Paulo, October 6, 2011.

SIG EURO HOLDING AG & CO KGaA	SlG BEVERAGES GERMANY GmbH
By. Edimara Iansen Wieczorek	By. Edimara Iansen Wieczorek
Position: Attorney in fact	Position: Attorney in fact
Witnesses:

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Name: [ILLEGIBLE]	Name: [ILLEGIBLE]
ID:	ID:
CPF:	CPF: